12010528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53563

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street, 3rd Floor
(No. and Street)

New York (City) NY (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Antonio Ursano, Jr., Chief Executive Officer (212) 915-7986
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street (Address) Nashville (City) TN (State) 37219 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Antonio Ursano, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Willis Securities, Inc. for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Antonio Ursano, Jr., President and Chief Executive Officer of Willis Securities, Inc.

2/28/2012
Date

Notary Public

ELIZABETH A HANSEL
Notary Public, State of New York
No. 02HA6202264
Qualified in Kings County
Commission Expires March 16, 2013

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Willis Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of December 31, 2011, and the related statement of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Willis Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules g, h, and i, listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2012

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$13,703,428
COMMISSIONS AND FEES RECEIVABLE	988,061
RECEIVABLES FROM PARENT — Corporate pool - Net (Note 4)	3,621,400
OTHER RECEIVABLES FROM PARENT	193,836
PREPAID EXPENSES AND OTHER ASSETS	1,915,620
FIXED ASSETS (Net of accumulated depreciation of $6,121)	6,841
TOTAL	$20,429,186

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to Parent (Note 4)	$ 485,847
Accounts payable, accrued expenses, and other liabilities	311,237
Total liabilities	797,084
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; (1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in capital	16,619,805
Retained earnings	3,011,297
Total stockholder's equity	19,632,102
TOTAL	$20,429,186

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Commissions	$ 2,832,889
Financial advisory fees	6,935,368
Interest income	67,194
Total revenues	9,835,451
EXPENSES:	
Employee compensation and benefits	6,665,574
Regulatory and professional fees	294,378
Other operating expenses	6,497,706
Total expenses	13,457,658
LOSS BEFORE TAXES	(3,622,207)
INCOME TAX BENEFIT	(1,372,828)
NET LOSS	$ (2,249,379)

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,249,379)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,321
Share-based compensation	73,820
Changes in operating assets and liabilities:	
Commissions and fees receivable	(4,752)
Receivables from Parent	376,172
Prepaid expenses and other assets	1,674,527
Payables to Parent	(345,838)
Accounts payable, accrued expenses, and other liabilities	(1,628,040)
Net cash used in operating activities	(2,099,169)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Receipt from Parent related to Corporate pool — net	6,781,731
Net cash provided by investing activities	6,781,731
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from capital contributions	1,522,772
Net cash provided by financing activities	1,522,772
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,205,334
CASH AND CASH EQUIVALENTS — Beginning of year	7,498,094
CASH AND CASH EQUIVALENTS — End of year	$13,703,428
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION —	
Cash received during the year for income taxes	$ 1,127,710

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2011	$1,000	$15,023,213	$5,260,676	$20,284,889
Capital contributions	-	1,522,772	-	1,522,772
Other — share-based compensation	-	73,820	-	73,820
Net loss	-	-	(2,249,379)	(2,249,379)
BALANCE — December 31, 2011	$1,000	$16,619,805	$3,011,297	$19,632,102

See notes to financial statements.

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977 with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions and Fees Receivable — Commissions and fees receivable are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Revenue Recognition — Revenues consist principally of override commissions from the sale of variable annuities and mutual fund shares as well as financial advisory fees from providing assistance on various capital market transactions. The override commissions are recorded based on the trade date of the related security transaction as reported by the clearing broker-dealers. The financial advisory fees are recognized as earned ratably over the term of the contract. Certain of these fees are directly related to the capital markets transaction and thus recognized at the completion of the transaction.

Interest income is recognized as earned.

In 2011, the Company entered into a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

Income Taxes — The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the

consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes. The Company has not identified any uncertain tax positions as of December 31, 2011.

Share-Based Compensation — In 2010, the Company entered into an agreement with one employee to offer stock options in Willis Group Holdings PLC, the parent of Willis North America Inc. Amounts relating to this compensation have been recorded as an addition to additional paid-in capital, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718.

Comprehensive Income — The Company accounts for comprehensive income in accordance with FASB ASC 220, *Comprehensive Income*. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income for the year ended December 31, 2011, is equal to net income as reported.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets — Fixed assets consist primarily of computer equipment, and are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets (approximately three years). Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments — At December 31, 2011, the Company had financial instruments including cash and cash equivalents, commissions and fees receivable, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity and nature of these instruments.

Recent Accounting Pronouncements — In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurements and Disclosures (ASC Tope 820-10 – Improving Disclosures about Fair value Measurements". ASU 2011-04 changed the wording used in the existing guidance to better align GAAP with International Financial Reporting Standards ("IFRS"). In addition, this guidance clarifies the FASB's intent on various aspects of the fair value guidance and requires increased disclosure of quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This guidance is effective for annual periods beginning after December 15, 2011 and should be applied prospectively. The Company does not expect the adoption of this guidance to have a material impact on the financial statements.

3. INCOME TAXES

At December 31, 2011, the income tax benefit consists of the following:

Current:	
Federal	$ (2,032,643)
State	(325,966)
Deferred:	
Federal	838,234
State	147,547
Income tax benefit	$ (1,372,828)

The income tax benefit differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes. The tax effects of timing differences give rise to a deferred tax asset of approximately $44,000 due to the accounting treatment for deferred compensation, and to a deferred tax liability of approximately $1,170,000 due to the accounting treatment for prepaid bonuses, the net of which is included within Other Receivables from Parent.

4. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $4,337,195 of allocated management and administration expense for the year ended December 31, 2011, and such amount is included in other operating expenses in the accompanying statement of operations. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2011, the Company owes the Parent $485,847 for allocated management and accounting services. The Company also has a $3,621,400 receivable from the Parent for its cash balance on deposit within the Parent's cash management system and a $193,836 receivable for current and deferred income taxes. The $3,621,400 on deposit with the Parent consists of a $10,027,234 receivable for the Company's cash on deposit within the Parent's cash management system, offset by a liability of $6,405,834 for operating expenses paid by the Parent.

5. FAIR VALUE MEASUREMENTS

The Company follows FASB ASC 820, *Fair Value Measurements and Disclosures*, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. The Company did not have any Level 2 or Level 3 assets or liabilities as of December 31, 2011, or during the year then ended.

6. MAJOR CUSTOMER

For the year ended December 31, 2011, the Company did not have any single client account for more than 20% of the commission and fee income.

7. FIXED ASSETS

Fixed assets as of December 31, 2011, consist of the following:

	Balance	Estimated Useful Life
Computer equipment	$ 12,962	3 years
Less accumulated depreciation	(6,121)	
	$ 6,841	

Depreciation expense for the year ended December 31, 2011, was $4,321.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2011, the Company had net capital of $6,500,510, which was $6,250,510 in excess of required net capital.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2012, which is the date the financial statements were issued.

* * * * * *

WILLIS SECURITIES, INC.

SCHEDULE g

(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

Net capital — total stockholder's equity	$ 19,632,102
Deductions — non-allowable assets from statement of financial condition:	
Commissions and fees receivable	(988,061)
Receivables from Parent — Corporate pool	(10,027,234)
Other receivables from Parent	(193,836)
Prepaid expenses and other assets	(1,915,620)
Fixed assets	(6,841)
Total deductions	(13,131,592)
Total net capital	6,500,510
Minimum net capital required under alternate method	250,000
Excess net capital	$ 6,250,510

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited amended FOCUS Report filed by the Company on February 28, 2012.

WILLIS SECURITIES, INC.

SCHEDULE h

(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

Credit balances	$ -
Debit balances	$ -
Excess of total credits over total debits	$ -
Required deposit	$ -
Amount held on deposit in "reserve bank account" at December 31, 2011	$ -

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited amended FOCUS Report filed by the Company on February 28, 2012.

WILLIS SECURITIES, INC.

SCHEDULE i

(A Wholly Owned Subsidiary of Willis North America Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2011, for which instructions to reduce to possession or control had been issued as of December 31, 2011, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of December 31, 2010, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items	None

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited amended FOCUS Report filed by the Company on February 28, 2012.

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

February 28, 2012

Willis Securities, Inc.
One World Financial Center, 3rd Floor
200 Liberty Street
New York, New York

In planning and performing our audit of the financial statements of Willis Securities, Inc. the "Company"), a wholly owned subsidiary of Willis North America Inc., as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SEC
Mail Processing
Section
FEB 29 2012
Washington, DC
123

Willis Securities, Inc.

(A Wholly Owned Subsidiary of Willis North America Inc.)

(SEC I.D. No. 53563)

Financial Statements as of and for the Year Ended December 31, 2011,
Supplemental Schedules as of December 31, 2011,
Independent Auditors' Report, and Supplemental
Report on Internal Control

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
120

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Willis Securities, Inc.
One World Financial Center
200 Liberty Street, 3rd Floor
New York, NY 10281

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Willis Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053563 FINRA DEC
WILLIS SECURITIES INC 13*13
1 WORLD FINANCIAL CTR 3RD FL
NEW YORK NY 10281-1003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Glynn 212-751-4422

2. A. General Assessment (item 2e from page 2)		$ 24,417
B. Less payment made with SIPC-6 filed (exclude interest) 7/2011 Date Paid		(9,491)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		14,926
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 14,926
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 14,926	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Willis Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 12.

Chief Administrative & Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,835,451

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,545

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 67,194

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 67,194

Total deductions 68,739

2d. SIPC Net Operating Revenues $ 9,766,712

2e. General Assessment @ .0025 $ 24,417

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